

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


05047975

March 22, 2005

Kathleen M. Salmas
Senior Counsel and Assistant Secretary
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067-2199

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/22/2005

Re: Northrop Grumman Corporation
Incoming letter dated March 9, 2005

Dear Ms. Salmas:

This is in response to your letter dated March 9, 2005 concerning the shareholder proposal submitted to Northrop Grumman by John Chevedden. We also have received a letter from the proponent dated March 9, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
MAR 31 2005
THOMSON
FINANCIAL

NORTHROP GRUMMAN

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199

March 9, 2005

RECEIVED
2005 MAR 10 PM 2:57
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Northrop Grumman Corporation

Ladies and Gentlemen:

Northrop Grumman Corporation, a Delaware Corporation (the "Company") has received a shareholder proposal from John Chevedden (Exhibit A).

This letter is to advise you that it is the Company's intention to exclude this proposal from the definitive proxy statement for its 2005 Annual Meeting of Shareholders expected to be filed with the Securities and Exchange Commission (the "Commission") and mailed to the shareholders on or about April 12, 2005. In accordance with Rule 14-8(j), by copies of this letter the Company has notified Mr. Chevedden its intention to omit his proposal from its 2005 proxy materials. Also in accordance with Rule 14a-8(j) enclosed are six copies of this letter and the exhibits hereto.

The Company believes Mr. Chevedden's proposal may be omitted from its 2005 proxy materials based on Rule 14a-8(i)(10) because the Company has substantially implemented the proposal.

FACTS:

On March 2, 2005 the Company's Board of Directors unanimously adopted a resolution that recommended that the Company's Shareholders vote in favor of an amendment to the Company's Certificate of Incorporation that will eliminate the Company's classified board structure beginning with the annual election of directors whose terms end with the Company 2006 Annual Meeting and directors who might join the Board in 2005 subsequent to the amendment. This decision and recommendation were the result of the review by the Board's Nominating and Corporate Governance

Committee and by the Board, and took into account various factors, including, without limitation, the results of past shareholder votes on proposals on this subject put forth by Mr. Chevedden. The Company issued a press release on March 2 advising of this action. (Exhibit B)

Mr. Chevedden's proposal states:

"RESOLVED: Elect Each Director Annually. Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director."

On Tuesday, March 8, Mr. John Mullan, Corporate Vice President and Secretary of the Company called Mr. Chevedden, left a message on voice mail asking, in effect, for Mr. Chevedden to call and discuss withdrawing his proposal because it was now moot in light of this Board action. Mr. Chevedden returned the call and asked for Mr. Mullan's email address, then sent a communication (Exhibit C) that misconstrued the mechanics involved. Mr. Mullan by email (Exhibit D) corrected the misconstruction and Mr. Chevedden responded by email (Exhibit E) asserting that his proposal is sufficiently distinct from the action recommended by the Board that it is a different proposal and, by implication, refused to voluntarily withdraw the proposal. Subsequent exchanges of email reveal that Mr. Chevedden is attempting to recast his proposal to, in effect "make every director stand for election in 2006."

DISCUSSION:

It should be noted that the shareholder vote in favor of this proposal, if it carries, in itself cannot shorten the term of an elected director, who by the terms of the Company's Certificate of Incorporation as currently in effect, can only be removed "for cause." The proposal that the Board of Directors is recommending takes that factor into account and provides for an orderly transition to annual election of all directors as the terms to which they were elected by the shareholders expire subsequent to the amendment to the Certificate of Incorporation.

If the proposal recommended by the Board of Directors is voted for by fifty percent of the outstanding shares, each director will be elected for a one-year term when the current term for which he or she has been elected by the shareholders expires. This is an affirmative and concrete action by the Board that, if approved by the shareholders, accomplishes the very substance of Mr. Chevedden's precatory proposal. The essence of the action his proposal asks the Board to take is underway by the inclusion and recommendation of the proposal to amend the Certificate of Incorporation to eliminate the classification of directors. His proposal is therefore moot in that it seeks to encourage the Board to take an action it has already taken – and the result is up to the shareholders.

If, as we suspect, Mr. Chevedden argues that his current proposal is not only to eliminate the classified board structure but to shorten the existing terms to which directors have been elected and that therefore his proposal should be included in the Company's Proxy Statement, we submit that he is in effect asking that the Company's current directors voluntarily to truncate the terms to which they were elected by the shareholders. This is not what his proposed resolution states, but is only referred to in his supporting argument. His attempt to alter the plain language of his proposal in light of the positive Board action ignores the fact that if that was what he intended all along, his resolution should have been specific on terminating the remaining terms of the Board members. If his resolution had been structured that way, however, it would have been tantamount to removing the directors which under the current Certificate of Incorporation can only be done "for cause." That would be an inappropriate request of the Board. It is also apt to cause confusion and is, notwithstanding Mr. Chevedden's assertion that it is a distinct proposal from the action recommended by the Board, rendered moot by the Board's proposal.

The Company's 2005 Annual Meeting will take place on May 17, 2005 and as stated above, the Company expects to file its definitive proxy materials with the Commission on or about April 12, 2005.

CONCLUSION:

For the foregoing reasons, we respectfully request that the Staff advise that it will take no action if we omit Mr. Chevedden's proposal on "Annual Election of Directors" from the Northrop Grumman Corporation 2005 Proxy Statement.

Please call me at (310) 201-3495 if additional information is required or if you would like to discuss this submission.

Respectfully Submitted,



Kathleen M. Salmas
Senior Counsel and Assistant Secretary

Enclosures

cc: John Chevedden

## 3 – Elect Each Director Annually

RESOLVED: Elect Each Director Annually. Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy example.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

**70% Yes-Vote**

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic. Our Directors have not reasonably cited that they commissioned a survey of shareholders by an independent expert to understand our shareholder support for this topic.

Lockheed Martin shareholders already benefit from annual election of each director. Raytheon Directors moved to adopt annual election of each director on November 2, 2004.

**67% Yes-Vote**

We as shareholders voted solidly in support of this topic.

| Year | Rate of Support |
|---|---|
| 2004 | 67% |

The 67%-vote is based on yes and no votes cast. This was a significant increase in support from our two separate 49% votes in favor of this topic in 1999 and 2001.

Annual election of each director would allow us to analyze the vote tabulation for our entire board each year to see which directors receive the highest votes. For instance in 2004 we could only analyze the shareholder support for five of our directors as follows:

| Director | Affiliation (Past or Present) | For (Millions) | Withheld (Millions) |
|---|---|---|---|
| Aulana Peters | Gibson, Dunn & Crutcher | 161 | 5 |
| Michael Cook | Deloitte & Touche | 160 | 6 |
| Philip Odeen | TRW | 157 | 9 |
| Kevin Sharer | Amgen Inc. | 156 | 10 |
| Lewis Coleman | Betty Moore Foundation | 152 | 14 |

I believe it would be an incentive for all directors to perform better if we had annual voting tabulations on each director. This above list also serves as a reminder that under the current policy we will have no possible vote on the above directors until 2007.

**Best for the Investor**

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

**Elect Each Director Annually**
**Yes on 3**

---

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Shares are intended to be held until after the shareholder meeting.

NORTHROP GRUMMAN DEFINING THE FUTURE

NORTHROP GRUMMAN NEWS RELEASE

# Northrop Grumman Board Proposes Annual Election of Directors

LOS ANGELES, March 2, 2005 -- Northrop Grumman Corporation (NYSE:NOC) announced today that the company's board of directors has voted to submit a proposal to stockholders that would eliminate the company's classified board structure.

Stockholders will be asked to vote on the board's recommendation at the company's 2005 Annual Meeting scheduled for May 17, 2005. If stockholders approve the board's recommendation, each class of director up for re-election, commencing in 2006, will stand for re-election on a yearly basis. Under the current structure, each of the three director classes is elected to a three-year term with one third of the board standing for re-election each year.

"We are committed to excellence in corporate governance and believe this action is in keeping with that commitment and is responsive to the views of our stockholders," said Ronald D. Sugar, Northrop Grumman chairman, chief executive officer and president.

Northrop Grumman Corporation is a global defense company headquartered in Los Angeles, Calif. Northrop Grumman provides a broad array of technologically advanced, innovative products, services and solutions in systems integration, defense electronics, information technology, advanced aircraft, shipbuilding, and space technology. The company has more than 125,000 employees and operates in all 50 states and 25 countries and serves U.S. and international military, government and commercial customers.

CONTACT: Frank Moore (Media)
Northrop Grumman Corporation
(310) 201-3335

Gaston Kent (Investors)
Northrop Grumman Corporation
(310) 201-3423

---

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Copyright © 2005 Northrop Grumman Corporation
All Rights Reserved www.northropgrumman.com

## Mullan, John (Law)

**From:** J [olmsted7p@earthlink.net]
**Sent:** Tuesday, March 08, 2005 9:51 AM
**To:** Mullan, John (Law)
**Subject:** Annual elections of board members

Mr. Mullan,
I believe that this is correct. Please let me know if there is any change or clarification needed.

Northrop Grumman Corp. said on March 2, 2005 that its board voted to submit a proposal to stockholders for annual elections of board members.

Under the proposal, each class of director up for reelection, starting in 2006, will stand for reelection on a yearly basis. In other words the entire board, meaning each board member, will stand for reelection in 2006.

Stockholders will be asked to vote on the Board's recommendation at the company's annual meeting scheduled for May 17, 2005. The board will unanimously recommend shareholder approval of this proposal in the 2005 definitive proxy.

It is not possible to transition to annual election of each director without the specific shareholder approval set for May 17, 2005 for this item on the
2005 ballot.

Since the board has approved annual election of each director, the shareholder voting threshold is reduced from 66-2/3% to 50% of all shareholder outstanding.

Sincerely,
John Chevedden

P.S. Will the board monitor the incoming votes and conduct a special solicitation if ballots are slow to arrive.

**EXHIBIT D**

## Mullan, John (Law)

| | |
|---|---|
| **From:** | Mullan, John (Law) |
| **Sent:** | Tuesday, March 08, 2005 10:29 AM |
| **To:** | 'J' |
| **Subject:** | RE: Annual elections of board members |

John, the last sentence of your third paragraph incorrectly construes the statement in Northrop Grumman's release that "each class of director up for reelection, commencing in 2006, will stand for reelection on a yearly basis." This proposal, if adopted, will not cut short the term of any director elected pursuant to the Company's Certificate of Incorporation as currently in effect, but it will provide that when that director next stands for reelection, it will be for a one-year term. Any new director joining the Board after the Certificate of Incorporation is amended, if the proposal is adopted, will be subject to annual election.

The Company retains an independent Inspector of Election. It also retains a Proxy Solicitor for the purpose of maximizing the number of shares represented by proxies.

Thank you for your continued interest in Northrop Grumman, and I hope that this response will facilitate your decision to withdraw your now-mooted proposal on the classified board.

Sincerely yours,
John Mullan

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, March 08, 2005 9:51 AM
To: Mullan, John (Law)
Subject: Annual elections of board members

Mr. Mullan,
I believe that this is correct. Please let me know if there is any change or clarification needed.

Northrop Grumman Corp. said on March 2, 2005 that its board voted to submit a proposal to stockholders for annual elections of board members.

Under the proposal, each class of director up for reelection, starting in 2006, will stand for reelection on a yearly basis. In other words the entire board, meaning each board member, will stand for reelection in 2006.

Stockholders will be asked to vote on the Board's recommendation at the company's annual meeting scheduled for May 17, 2005. The board will unanimously recommend shareholder approval of this proposal in the 2005 definitive proxy.

It is not possible to transition to annual election of each director without the specific shareholder approval set for May 17, 2005 for this item on the 2005 ballot.

Since the board has approved annual election of each director, the shareholder voting threshold is reduced from 66-2/3% to 50% of all shareholder outstanding.

Sincerely,
John Chevedden

P.S. Will the board monitor the incoming votes and conduct a special solicitation if ballots are slow to arrive.

**Mullan, John (Law)**

**From:** Mullan, John (Law)
**Sent:** Wednesday, March 09, 2005 8:48 AM
**To:** 'J'
**Subject:** RE: Annual elections of board members

John, the proposal that you submitted for this year's Proxy Statement does not ask that the Company's directors ignore the terms for which they were elected by the shareholders and all stand for re-election in 2006. It states "Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director." The action taken by the Board to recommend approval of the amendment to the Company's Certificate of Incorporation is "the most expeditious manner possible," and, because of the time constraints involved, unless you have categorically, unequivocally and unconditionally withdrawn your proposal by 4:45 PM, Pacific Standard Time, today, March 9, we will have no choice but to seek a "no-action" letter from the Staff for the omission of your proposal.

Sincerely yours,
John Mullan

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, March 08, 2005 6:23 PM
To: Mullan, John (Law)
Subject: Re: Annual elections of board members

Mr. Mullan,
It seems like it would be within the power of the company to transition to one-year terms for all the directors at the 2006 annual meeting.
If you can clearly confirm this, it may still be possible to withdraw the proposal.
Sincerely,
John Chevedden

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, March 09, 2005 11:43 PM
To: CFLETTERS@SEC.GOV
Cc: Mullan, John (Law)
Subject: Northrop Grumman Corporation (NOC) Threatened No Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 9, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Northrop Grumman Corporation (NOC)
Rule 14a-8 Proposal: Elect Each Director Annually Threatened Company No Action Request
Shareholder: John Chevedden

Ladies and Gentlemen:

I have all but offered to withdraw a proposal to Northrop Grumman calling for annual election of each director. The company need only confirm that the company is transitioning to annual election of each director at a pace slower than the pace within the power of the board. No further action is required by the company.

Yet the company has not responded and is threatening to file a no action letter.

Sincerely,

John Chevedden

cc: John Mullan

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 22, 2005

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Northrop Grumman Corporation
Incoming letter dated March 9, 2005

The proposal requests that the board take the necessary steps, in the most expeditious manner possible, to adopt and implement the annual election of each director.

There appears to be some basis for your view that Northrop Grumman may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Northrop Grumman will provide shareholders at Northrop Grumman's 2005 Annual Meeting with an opportunity to approve an amendment to Northrop Grumman's certificate of incorporation to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if Northrop Grumman omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Sukjoon Richard Lee
Attorney-Advisor